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                                                 Teresa M. R. Hamlin
                                                 PFPC Inc.
                                                 99 High Street, 27th Floor
                                                 Boston, Massachusetts 02110
                                                 (617) 338-4340

                                                 June 29, 2006

VIA EDGAR
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Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. James O'Connor

Re:  ABN AMRO Funds (the "Registrant" or the "Trust")
     1933 Act No. 33-68666
     1940 Act No. 811-8004
     Post-Effective Amendment No. 65
     -------------------------------

Dear Mr. O'Connor:

     On April 28, 2006, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 65 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class I Shares of the ABN AMRO/Veredus Select Growth Fund, a series of the Trust (the "Fund"). You provided comments on the Registration Statement in a telephone conference on June 13, 2006. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus included in Post-Effective Amendment No. 65 filed with the Commission on April 28, 2006 pursuant to Rule 485(a) under the Securities Act of 1933 (the "Prospectus").

1.   Principal Investment Strategies (pg. 3)

     Comment: The section "Principal Investment Strategies" states that "the Fund invests PRIMARILY in growth stocks of mid-cap and large-cap companies whose earnings are growing, or are expected to grow, at an accelerated rate". Please define the word PRIMARILY in terms of the percentage that the Adviser expects to invest in such companies (i.e., above 50%).

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     Response: For the information of the staff, the word "primarily" is intended to mean that it is expected that the Fund will invest, under normal circumstances, more than 50% of its assets in growth stocks of mid-cap and large-cap companies whose earnings are growing, or are expected to grow, at an accelerated rate. The Registrant believes that its intent is reflected in the current disclosure and is of the understanding that there is no requirement to specify a percentage amount.

2.   Principal Investment Strategies (pg. 3)/Investment Terms (pg. 8)

     Comment: The section "Principal Investment Strategies" states that "The Adviser defines a mid-cap company as one having market capitalization of between approximately $1.5 and $9 billion or more at the time of acquisition". The section "Investment Terms - Mid-Cap Stocks" states that "Unless otherwise defined by a fund manager or the Adviser, a mid-cap company is defined as one with a market capitalization between $1.5 billion and $5 billion, which is similar to the range of the Standard & Poor's MidCap 400 Index (S&P 400). Please describe the reasons for the differing definitions.

     Response: The Fund is part of a fund family that has multiple advisers.
               Each adviser has the discretion to define capitalization with respect to its investment strategy and style. In addition, the Trust utilizes a combined prospectus approach for certain funds and therefore the section "Investment Terms - Mid-Cap Stocks" provides a standard definition of mid-cap stocks (i.e., the most commonly used definition), whereas the Fund specific disclosure under "Principal Investment Strategies" provides the Adviser's specific definition with respect to investments for the Fund. It is important to note that Post-Effective Amendment No. 65 to the Trust's Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding a new class of shares to the Fund. Accordingly, there currently exists a combined prospectus for the Fund and other funds of the Trust relating to an existing class of shares ("Class N Shares Prospectus"). The Registrant seeks to maintain the consistency of the disclosure among the documents.

3.   "Risks of Investing in this Fund - Portfolio Turnover Risk" (Page 3)

     Comment: Under the section "Risks of Investing in this Fund - Portfolio Turnover Risk" please revise disclosure to clarify that a high rate of portfolio turnover is LIKELY to result in the realization of


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               substantial net short-term capital gains and discuss the effects on taxable income. Commenter suggests that the paragraph read as follows:

               PORTFOLIO TURNOVER RISK: Frequent trading of the Fund's securities may result in a higher than average level of capital gains and will result in greater transaction costs to the Fund. A higher level of capital gains can result in more frequent distributions with greater income tax consequences. IT IS LIKELY THAT THE DISTRIBUTIONS MADE BY THE FUND TO SHAREHOLDERS WILL BE MADE FROM SHORT-TERM CAPITAL GAINS (i.e. net capital gain on securities held by the Fund for one year or less minus any capital losses on securities held by the Fund for more than one year) AND will be taxed at ordinary rates for federal income tax purposes, rather than at lower capital gains rates....

     Response: Based upon historical practices of the Fund and similar funds in the complex, the Registrant is concerned that the suggested disclosure may not be accurate in all instances. Accordingly, the Registrant has not modified the current disclosure in the Prospectus.

4.   "Other Investment Strategies - ADRs/EDRs/GDRs" (pg. 6)

     Comment: The section "Other Investment Strategies - ADRs/EDRs/GDRs" states that "The Fund may invest in foreign securities in the form of depositary receipts and/or securities traded directly on the U.S. exchanges". Please clarify to what extent the Fund may invest in foreign securities and the extent to which the Adviser expects to do so.

     Response: As described in the Prospectus, the Fund's ability to invest in foreign securities in the form of depositary receipts and/or securities traded directly on the U.S. exchanges is a secondary investment strategy. Accordingly, the extent to which the Fund may invest in such securities is limited. The Registrant believes that the current disclosure is adequate and seeks to maintain the consistency of the disclosure in the Prospectus with that of the Class N Shares Prospectus.

5. Fund Expenses - Annual Fund Operating Expenses (pg. 5)/Management of the Fund - The Adviser (pg. 10)

     Comment: Footnote (c) to the expense table indicates that the Net Expense Ratio shown reflects the Adviser's contractual undertaking to waive its management fees and/or reimburse expenses exceeding the limit shown through February 28, 2008. However, under the

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               section "Management of the Fund", the disclosure states that
               "the agreement between the Fund and its Adviser may be terminated at any time by the Fund or the Adviser upon 60 days' written notice. Commenter notes that based on the ability of the Adviser to terminate the advisory agreement, there is no guarantee that the expense limitation agreement will be in place through February 28, 2008 and therefore the arrangement should not be included in fee table.

     Response: The Adviser has entered into a separate Expense Limitation
               Agreement (the "Expense Agreement") with the Fund to waive its management fees and/or reimburse expenses exceeding the limit specified in the Prospectus through February 28, 2008. The Registrant agrees that if the Adviser was not contractually obligated under the Expense Agreement for at least the period covered by the Prospectus, that such arrangement could not be included in the fee table. However, the Registrant respectfully disagrees that the "notice of termination" provision (which is standard practice) included in the Investment Advisory Contract between the Fund and the Adviser eliminates the Fund's ability to reflect the contractual waiver/reimbursement arrangement in the fee table.

6.   "Other Investment Strategies - U.S. Government Securities"
     (pg. 7)/Investment Terms - "U.S. Government Securities" (pg. 9)

     Comment: In the section "Other Investment Strategies - U.S. Government Securities" please specify as to each type of U.S. Government Security the Fund may invest in (i.e., Freddie Macs, Fannie Maes, FHLBs etc.) and how each is regarded in terms of backing by the federal government. Commenter referenced 2003 Letter from SEC Division of Investment Management to ICI entitled " Disclosure of Funds Investing in Government Sponsored Enterprises".

     Response: The Registrant has expanded the disclosure in the Prospectus.

7. Shareholder Information - Exchanging Shares - How Does an Exchange Take Place (pg. 12)

     Comment: In the section "Shareholder Information - Exchanging Shares - How Does an Exchange Take Place" please add disclosure to clarify that an exchange of shares may be a taxable event IF THE SHARES ARE NOT HELD IN A TAX DEFERRED ACCOUNT.

     Response: The requested disclosure has been added to the Prospectus.

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8.   "Shareholder Information - Transaction Policies - Execution of Requests"
     (pg. 16)

     Comment: In the section "Shareholder Information - Transaction Policies - Execution of Requests" please revise disclosure of 4th bullet under "ABN AMRO Funds reserve the right to:" as follows:

     -         delay sending your sales proceeds for up to 15 days if you purchased your shares by check OR UNTIL THE CHECK CLEARS.....

     Response: The Registrant believes that the requested disclosure may not be accurate and that existing disclosure is adequate to inform shareholders that the delay in sending sales proceeds could be UP TO 15 days if shares were purchased by check. The Registrant also seeks to maintain the consistency of the disclosure in the Prospectus with that of the Class N Shares Prospectus.

9.   "Shareholder Information - Short-Term and Excessive Trading"  (pg. 17)

     Comment: In the section "Shareholder Information - Short-Term and Excessive Trading" consider adding disclosure that the Fund intends to comply with the requirements of Rule 22c-2, even though compliance with such rule is not yet required.

     Response: The Registrant continues to monitor developments with respect to Rule 22c-2 and will, upon the effectiveness of the Rule, determine if any disclosure is desirable.


     To the extent appropriate, these responses will be incorporated into the Prospectus to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Teresa M. R. Hamlin

Teresa M. R. Hamlin


cc:      Gerald Dillenburg
         Cathy O'Kelly, Esq.
         Deborah Eades, Esq.